                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                            IDG Books Worldwide, Inc.
                                (Name of Issuer)

                Class A Common Stock $0.0001 par value per share
                         (Title of Class of Securities)

                                   44934 10 6
                                 (CUSIP Number)

                           Edward N. Gadsby, Jr., Esq.
                             Foley, Hoag & Eliot LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 832-1000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 27, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                       PAGE 2 OF 14 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Enterprises, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         Number of             7        SOLE VOTING POWER
          shares                        0
       beneficially
         owned by              8        SHARED VOTING POWER
           each                         10,822,616
         reporting
          person               9        SOLE DISPOSITIVE POWER
           with                         0

                              10        SHARED DISPOSITIVE POWER
                                        10,822,616

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,822,616

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              73.8%

    14        TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   449384 10 6                                       PAGE 3 OF 14 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              IDG Holdings, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                         (b) [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

         Number of              7        SOLE VOTING POWER
          shares                         0
       beneficially
         owned by               8        SHARED VOTING POWER
           each                          10,822,616
         reporting
          person                9        SOLE DISPOSITIVE POWER
           with                          0

                               10        SHARED DISPOSITIVE POWER
                                         10,822,616

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,822,616

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              73.8%

    14        TYPE OF REPORTING PERSON*
              CO

                                  SCHEDULE 13D

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                      PAGE 4 OF 14 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              International Data Group, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                        (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              WC

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Massachusetts


         Number of         7        SOLE VOTING POWER
          shares                    0
       beneficially
         owned by          8        SHARED VOTING POWER
           each                     10,822,616
         reporting
          person           9        SOLE DISPOSITIVE POWER
           with                     0

                          10        SHARED DISPOSITIVE POWER
                                    10,822,616

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,822,616

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                      [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              73.8%

    14        TYPE OF REPORTING PERSON*
              CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.    449384 10 6                                      PAGE 5 OF 14 PAGES

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Patrick J. McGovern

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                                       (b)  [X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS*
              AF

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(D) OR 2(E)                                         [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.



         Number of               7        SOLE VOTING POWER
          shares                          10,822,616
       beneficially
         owned by                8        SHARED VOTING POWER
           each                           5,000
         reporting
          person                 9        SOLE DISPOSITIVE POWER
           with                           10,822,616

                                10        SHARED DISPOSITIVE POWER
                                          5,000

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              10,827,616

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       [ ]

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              73.9%

    14        TYPE OF REPORTING PERSON*
              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

         THIS STATEMENT RELATES TO THE CLASS A COMMON STOCK $0.0001 PAR VALUE PER SHARE, OF IDG BOOKS WORLDWIDE, INC. ("IDG BOOKS"). THE PRINCIPAL EXECUTIVE OFFICES OF IDG BOOKS ARE LOCATED AT 919 EAST HILLSDALE BOULEVARD, SUITE 400, FOSTER CITY, CA 94404.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed jointly by IDG Enterprises, Inc. ("Enterprises"), a Delaware corporation, IDG Holdings, Inc., ("Holdings"), a Delaware corporation, International Data Group, Inc., a Massachusetts corporation ("IDG"), and Patrick McGovern, an individual. Enterprises is a majority owner of IDG Books, Holdings owns all of the outstanding stock of Enterprises and IDG owns all of the outstanding stock of Holdings. Patrick McGovern owns the majority of the outstanding stock of IDG.

         IDG is a global provider of IT media, research, conferences and expositions. IDG publishes more than 290 computer newspapers and magazines and 4,000 book titles in 80 countries. IDG offers online users technology-specific sites around the world through IDG.net (http://www.idg.net), which comprises more than 250 targeted Web sites in 55 countries. IDG also produces 168 computer-related expositions in 35 countries, and its research arm International Data Corporation provides computer industry research and analysis through 49 offices in 42 countries worldwide.

         The principal executive offices of IDG, Enterprises and Holdings are located at One Exeter Plaza, 15th Floor, Boston, MA 02116-1200. None of IDG, Enterprises or Holdings has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Set forth in Schedule I to this statement is the name and present principal occupation or employment of each executive officer and director of IDG, Enterprises and Holdings and the name, principal business and address of any corporation or other organization in which employment is conducted.

         Patrick J. McGovern is Chairman of the board of directors of International Data Group, Inc. Mr. McGovern's address is c/o International Data Group, Inc., One Exeter Plaza, 15th Floor, Boston, MA 02116-1200. During the last five years, Mr. McGovern has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. McGovern is a citizen of the United States.

         The reporting persons initially filed jointly a statement relating to the shares of IDG Books on Schedule 13G on February 16, 1999, pursuant to the applicable provisions of Regulation 13D-G.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The purchases of IDG's common stock described herein were made and paid for by Enterprises with working capital supplied to it by IDG, its ultimate parent.

ITEM 4.  PURPOSE OF TRANSACTION

         On January 26, 2000, IDG announced in a press release that it planned to purchase up to

500,000 shares of IDG Books Worldwide, Inc. common stock, or 3.4 percent of the current outstanding shares, from time to time at prevailing market prices. IDG stated in its press release that at current prices, IDG believed that IDG Books Worldwide, Inc. shares represented a good value, and so IDG had decided to increase its holdings.

         IDG, through its indirect wholly-owned subsidiary, Enterprises, began purchasing shares pursuant to this plan on January 27, 2000. Through February 4, 2000, IDG had purchased 100,200 shares in open market transactions. Each of these purchases and each other transaction in IDG Books Common Stock effected by the reporting persons during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information for each reporting person contained in Items 5 through 11 of the cover pages of this statement is incorporated by reference. For all of the reporting persons other than Mr. McGovern, the total of 10,822,616 shares includes 10,680,949 shares of Class A Common Stock of IDG Books held by Enterprises, 16,667 shares of Class A Common Stock subject to options held by IDG and currently exercisable, and 125,000 shares of Class B Common Stock of IDG Books held by Enterprises. The Class B Common Stock entitles the holder to ten votes per share.

         For Mr. McGovern, the total of 10,827,616 shares includes all of the shares discussed in the foregoing paragraph as well as 5,000 shares of Class A Common Stock held by Mr. McGovern's wife. Mr. McGovern disclaims beneficial ownership of these shares.

         For each reporting person other than Mr. McGovern, the total number of shares represents approximately 73.8% of the shares of IDG Books Common Stock deemed outstanding on February 4, 2000. For Mr. McGovern, the total number of shares represents approximately 73.9% of IDG Book's outstanding shares. Because the Class B Common Stock entitles its holder to ten votes per share, the shares represent approximately 75.7% of the voting power of IDG Books.

         All transactions in IDG Books Worldwide, Inc. common stock effected by the reporting persons during the sixty days preceding the date of this Schedule 13D are listed on Schedule 2 hereto.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  WITH RESPECT TO SECURITIES OF THE ISSUER

         IDG Books and Enterprises have entered into a Registration Rights Agreement relating to shares of IDG Books held by Enterprises. The Registration Rights Agreement entitles Enterprises to include its shares of common stock of IDG Books in any future registration of common stock made by IDG Books. IDG Books has agreed, pursuant to the terms of the Registration Rights Agreement, to pay all costs and expenses, including expenses of legal counsel, related to shares to be sold by Enterprises in connection with any such registration for Enterprises, other than underwriting discounts and commissions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A -- Powers of Attorney

         Exhibit B -- Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                               February 7, 2000
                                               ---------------------------------
                                               (Date)

                                               IDG Enterprises, Inc.

                                                By:     /s/ Edward B. Bloom
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President

                                               IDG Holdings, Inc.

                                                By:     /s/ Edward B. Bloom
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               International Data Group, Inc.

                                                By:     /s/ Edward B. Bloom
                                                   -----------------------------
                                                        Edward B. Bloom
                                                        Vice President


                                               /s/ Patrick J. McGovern*
                                               ---------------------------------
                                               Patrick McGovern


* By Edward N. Gadsby, Jr., as attorney-in-fact

                                   Schedule 1

            EXECUTIVE OFFICERS AND DIRECTORS OF IDG ENTERPRISES, INC.

         The name and present principal occupation or employment of each director and executive officer of IDG Enterprises, Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is c/o International Data Group, Inc., One Exeter Plaza, 15th Floor, Boston, MA 02116-1200. To the knowedge of IDG Enterprises, Inc., no person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS OF IDG ENTERPRISES, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

Kari Johnson          Vice President,
                      International Data
                      Group, Inc.

Jayne C. Enos         Banking Services             PNC Bank
                                                   300 Delaware Ave.
                                                   Wilmington, DE 19801

EXECUTIVE OFFICERS OF IDG ENTERPRISES, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Andrew Panaccione     Accounting Services          Entity Services, Inc.
                                                   103 Faulk Road
                                                   Wilmington, DE 19803

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

             EXECUTIVE OFFICERS AND DIRECTORS OF IDG HOLDINGS, INC.

         The name and present principal occupation or employment of each director and executive officer of IDG Holdings, Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is IDG Books Worldwide, Inc., 919 East Hillsdale Boulevard, Suite 400, Foster City, CA 94404. No person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS OF IDG HOLDINGS, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

Kari Johnson          Vice President,
                      International
                      Data Group, Inc.

Jayne C. Enos         Vice President,
                      International Data
                      Group, Inc.

Susan K. Beesley      Banking                      PNC Bank
                                                   300 Delaware Ave.
                                                   Wilmington, DE 19801

EXECUTIVE OFFICERS OF IDG HOLDINGS, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Kelly P. Conlin       President, International
                      Data Group, Inc.

Andrew Panaccione     Banking Services             Entity Services, Inc.

Edward B. Bloom       Treasurer, International
                      Data Group, Inc.

       EXECUTIVE OFFICERS AND DIRECTORS OF INTERNATIONAL DATA GROUP, INC.

         The name and present principal occupation or employment of each director and executive officer of International Data Group, Inc. is set forth below. Unless otherwise indicated, each person below is a citizen of the United States, and the principal business in which each such person's employment is conducted and its address is International Data Group, Inc., One Exeter Plaza, 15th Floor, Boston, MA 02116-1200. To the knowledge of International Data Group, Inc., no person below has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DIRECTORS OF INTERNATIONAL DATA GROUP, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Patrick J. McGovern   Chairman,
                      International Data Group,
                      Inc.

W. Walter Boyd        retired

Stephen E. Coit       artist                       24 Frances Street, Cambridge, MA

Etienne Davignon*     Chairman, Societe
                      General de Belgique          Rue Royale 30, Brussels B-1000, BELGIUM

Robert A. Farmer      Former U.S. Consul
                      to Bermuda                   1455 Ocean Drive, Miami Beach, FL  33139

Robert M. Metcalfe    Vice President,
                      Technology, International
                      Data Group, Inc.

William P. Murphy     retired

Abraham Siegel        retired

V. Orville Wright     retired

* Citizen of Belgium


EXECUTIVE OFFICERS OF INTERNATIONAL DATA GROUP, INC.

Name                  Principal Occupation         Business Address
----                  --------------------         ----------------
Patrick J. McGovern   Chairman

Kelly P. Conlin       President

Edward B. Bloom       Vice President
                      & Treasurer

Jayne C. Enos         Vice President

James G. Ghirardi     Vice President

Marion Kibbee         Vice President

Robert M. Metcalfe    Vice President

Kevin Krull           Vice President

                                   Schedule 2

                       Transactions in the Past Sixty Days

PURCHASES BY ENTERPRISES

    Beginning January 27, 2000, IDG Enterprises, Inc. made the following acquisitions of shares of Class A Common Stock of IDG Books Worldwide, Inc. The shares were purchased in market transactions.

Date of Purchase:     Number of Shares:     Price per share:

January 27, 2000           15,000               $10.3108

January 28, 2000           19,000               $ 9.7966

January 31, 2000           20,000               $ 9.7009

February 1, 2000           10,100               $10.4459

February 2, 2000            4,500               $11.4761

February 3, 2000           11,100               $12.7844

February 4, 2000           20,500               $13.8464

CONVERSION OF CLASS B COMMON STOCK

    On February 4, 2000, IDG Enterprises, Inc. converted 75,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

VESTING OF OPTIONS

    On January 7, 2000, options held by IDG to purchase shares of Class A Common Stock of IDG Books became exercisable for 1,667 additional shares, pursuant to the terms of the options.

ACQUISITION OF SHARES

     In December 1999, Lore McGovern, acquired 4,000 shares of Class A Common Stock of IDG Books in market transactions at a price of $11.75 per shares. Lore McGovern is the wife of Patrick C. McGovern, Chairman of International Data Group, Inc. Mr. McGovern disclaims beneficial ownership of these shares.